THIRD AMENDMENT TO THE

FUND ACCOUNTING SERVICING AGREEMENT

THIS THIRD AMENDMENT dated as of May 2, 2014, to the Fund Accounting Servicing Agreement, dated as of March 14, 2006, as amended April 10, 2007 and May 1, 2014 (the “Agreement”), is entered into by and between OHIO NATIONAL FUND, INC., a Maryland corporation, (the “Corporation”), and U.S. BANCORP FUND SERVICES, LLC, a Wisconsin limited liability company (“USBFS”).

RECITALS

WHEREAS, the parties have entered into the Agreement; and

WHEREAS, the parties desire to amend the fees of the Agreement; and

WHEREAS, Section 15 of the Agreement allows for its amendment by a written instrument executed by both parties.

NOW, THEREFORE, the parties agree as follows:

Exhibit B of the Agreement shall be superseded and replaced with Amended Exhibit B attached hereto.

Except to the extent amended hereby, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Third Amendment to be executed by a duly authorized officer on one or more counterparts as of the date and year first written above.

OHIO NATIONAL FUND, INC.	U.S. BANCORP FUND SERVICES, LLC

By: /s/ R. Todd Brockman	By: /s/ Michael R. McVoy

Name: R. Todd Brockman	Name: Michael R. McVoy

Title: Treasurer	Title: Executive Vice President

5/2014	1

Amended Exhibit B to the Fund Accounting Servicing Agreement

Ohio National Fund, Inc. – Fees effective May 1, 2014

Annual Fund Accounting Fee Based Upon Average Net Assets for the Trust*

Base fee of $460,000 on the first $1.5 billion plus

1.00 basis points on the next $2.0 billion

0.50 basis points on the balance

Base fee Includes 19 funds with one class per fund.

¡	Additional fee of $15,000 for each additional class and/or for a Controlled Foreign Corporation (CFC)*
¡	Additional fee of $15,000 per additional manager/sub-advisor per fund*

Pricing Services**

¡	$0.15 - Domestic Equities, Options, ADRs

¡ $0.50 -	Domestic Corporate/Convertible/Gov’t/Agency Bonds, Foreign Equities, Futures, Forwards, Currency Rates, Mortgage Backed Securities

¡ $0.80 -	CMOs, Municipal Bonds, Money Market Instruments, Foreign Corporate/Convertible/Gov’t/Agency Bonds, Asset Backed Securities, High Yield Securities
¡	$1.00 - Bank Loans
¡	$3.00 - Credit Default Swaps
¡	$1.50 - Swaptions, Index Swaps
¡	$0.90 - Interest Rate Swaps, Foreign Currency Swaps, Total Return Swaps, Total Return Bullet Swaps

NOTE: Prices above are based on using U.S. Bancorp primary pricing service which may vary by security type and are subject to change. Use of alternative and/or additional sources may result in additional fees. Pricing vendors may designate certain securities as hard to value or as a non-standard security type, such as CLOs and CDOs, which may result in additional fees. All schedules subject to change depending upon the use of unique security type requiring special pricing or accounting arrangements.

Corporate Action & Manual Pricing Services

¡	$2.00 /Foreign Equity Security per Month for Corporate Action Service
¡	$1.00 /Domestic Equity Security per Month for Corporate Action Service
¡	$500/Month Manual Security Pricing (>25/day)

Fair Value Services (Charged at the Complex Level)**

¡	$0.636 on the First 100 Securities
¡	$0.466 on the Balance of Securities

Chief Compliance Officer Support Fee (Fund Complex)*

¡	$1,500 /year

Out-Of-Pocket Expenses

Including but not limited to factor services, SWIFT processing, and customized reporting.

Additional Services

Master/Feeder structures and additional services mutually agreed upon.

*Subject to annual CPI Increase, Milwaukee MSA. Fees are calculated pro rata and billed monthly.

** Per security per fund per pricing day.

5/2014	2